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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a)*

NON-INVASIVE MONITORING SYSTEMS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

655366508
(CUSIP Number)
Steven D. Rubin
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 575-6015
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 4, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAME OF REPORTING PERSON Jane Hsiao, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 2,400,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,150,000*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,400,000
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,150,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,550,000**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON* IN

*
These securities are held by The Chiin Hsiung Dr. Hsiao Family Trust A, of which the reporting person is the trustee and the three children of the reporting person are the sole and exclusive beneficiaries

**	Of the total number of these securities, 2,150,000 shares are held by The Chiin Hsiung Dr. Hsiao Family Trust A. See note above.

1	NAME OF REPORTING PERSON THE CHIIN HSIUNG DR. HSIAO FAMILY TRUST A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,150,000*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,150,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,150,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON* OO

*	These securities are held by the reporting person, of which Dr. Hsiao is the trustee and her three children are the sole and exclusive beneficiaries.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Non-Invasive Monitoring Systems, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4400 Biscayne Boulevard, Suite 680, Miami, Florida 33137.

Item 2. Identity and Background.

(a)  This Schedule 13D is being filed by Jane Hsiao, Ph.D., an individual (“Dr. Hsiao”), and The Chiin Hsiung Dr. Hsiao Family Trust A, a Florida trust (the “Trust”) (collectively, the “Reporting Persons”).

(b)  Each of the Reporting Persons has a business address, which in the case of the Trust is its principal office, of 4400 Biscayne Boulevard, Miami, Florida 33137.

(c)  Dr. Hsaio’s present principal occupation is as Vice Chairman and Chief Technical Officer of OPKO Health, Inc. The Trust is a trust organized under the laws of the State of Florida.

(d)  During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  Neither of the Reporting Persons, has been a party to any civil proceeding of a judicial or administrative body or any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, Federal or State securities laws or finding any violation with respect to such laws during the last five years.

(f)  Dr. Hsiao is a citizen of the United States of America, and the Trust’s jurisdiction of organization is set forth in (c) above.

Item 3. Source and Amount of Funds or Other Consideration.

1,500,000 shares of Common Stock and warrants to purchase an additional 750,000 shares of Common Stock were purchased by Dr. Hsiao for $75,000 in August 2005, from personal funds. On October 26, 2006, pursuant to an offer by the Issuer to certain warrantholders and others, Dr. Hsiao exercised such warrants at an exercise price of $0.15 per share and, as an inducement for exercise of the warrants, received 150,000 bonus shares of Common Stock. The Trust purchased 430 shares of Series D Convertible Preferred Stock, par value $1.00 per share, of the Issuer (the “Series D Preferred Stock”), initially convertible into 2,150,000 shares of Common Stock, on April 4, 2008 for an aggregate purchase price of $645,000.

The source of funds for the Trust’s purchase was personal funds of Dr. Hsiao. The Series D Preferred Stock is convertible at the option of the holder, at any time, into shares of Common Stock at an initial rate of 5,000 shares of Common Stock per share of Series D Preferred Stock.

Item 4. Purpose of Transaction.

All securities were acquired by the applicable Reporting Person for investment purposes. Neither of the Reporting Persons presently has an intention to substantially increase her or its ownership in the Issuer; however, each Reporting Person reserves the right in the future to change its position with respect to this investment. In addition, under appropriate circumstances either Reporting Person may support a sale of the Issuer or a merger of the Issuer with another entity.

Except as set forth in this Item 4, neither of the Reporting Persons has any present plan or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of the SEC rules for Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Disclosure pursuant to (a) and (b) is provided in the following table and footnotes.

Name	Securities Beneficially Owned	Percentage Beneficially Owned(1)
Jane Hsiao, Ph.D.	4,550,000(2)	6.5%

The Chiin Hsiung Dr. Hsiao Family Trust A	2,150,000	3.2%

(1)
The percentage beneficial ownership of Common Stock is based upon shares of Common Stock outstanding as of April 4, 2008, and assumes the conversion of the shares of the Trust’s Series D Preferred Stock.

(2)	Dr. Hsiao is the trustee of the Trust, and her three children are its sole and exclusive beneficiaries.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

The purchase agreement pursuant to which the shares of Series D Preferred Stock were acquired by the Trust and certain other investors was filed by the Issuer as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 8, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2008

/s/	Jane Hsiao
Jane Hsiao, Ph.D.

THE CHIIN HSIUNG DR. HSAIO FAMILY TRUST A

By:	/s/ Jane Hsiao
Jane Hsiao, Trustee

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D with respect to the Common Stock of Non-Invasive Monitoring Systems, Inc. of even date herewith is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

May 27, 2008	/s/ Jane Hsiao
Jane Hsiao, Ph.D.

THE CHIIN HSIUNG DR. HSAIO FAMILY TRUST A

May 27, 2008	By:	/s/ Jane Hsiao
Jane Hsiao, Trustee